Making the right choices – doing the right thing TC Energy’s Code of Business Ethics (COBE) Policy Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help EXHIBIT 99.1

Message from François Poirier At TC Energy, we know what we do – and just as importantly – how we do it, matters. Our daily decisions and activities impact the Company and the communities we serve. That’s why we must ensure our actions are aligned with our values. It is important that stakeholders, rightsholders and the public are confident they can count on us to act with integrity no matter the circumstances. Our corporate values – safety, innovation, responsibility, collaboration and integrity – form the foundation of how we do business. Our Code of Business Ethics (COBE) helps us put those values into practice by clarifying what honest and ethical conduct look like in action. Every member of the TC Energy team is expected to read, understand and comply with the principles and requirements set out in COBE and is required to complete annual COBE training and certification. We encourage people to refer regularly to COBE to help guide decisions in ethical situations they may face at work, since it offers clear guidelines and examples of expected behaviour. COBE also provides a framework for asking questions and highlights resources in place to report concerns. Our reputation as a safe, reliable and honest company that moves, generates and stores the energy North America relies on is critical to our continued success. It will take all of us consistently living our values every day to ensure TC Energy continues to be a company that is trusted to make the right choices and do the right thing. François Poirier President & CEO TC Energy – Code of Business Ethics Policy 2 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Our expectations and your responsibilities The Code of Business Ethics (COBE) Policy reinforces TC Energy Corporation’s (the Company’s) requirements and expectations for conducting business and behaviours, and provides guidance to ensure our daily activities and decisions appropriately reflect, and are consistent with, our corporate values of safety, innovation, responsibility, collaboration and integrity. Doing business ethically, fairly and responsibly is not just a concept at TC Energy, it is a commitment we make every day. The COBE Policy functions in conjunction with TC Energy’s other policies and applies to all Employees, directors, officers and Contingent Workforce Contractors (CWCs) of TC Energy and its wholly-owned subsidiaries and/or operated entities in all countries in which TC Energy conducts business. In addition, TC Energy has a Contractor Code of Business Ethics (COBE) Handbook that communicates the same requirements in the COBE Policy, as applicable. You must understand these requirements and know how to meet TC Energy’s standards. We expect compliance with all applicable laws, regulations, policies and rules. Have a question? We’re here to help. If you are unsure of what standard you need to comply with, ask. Contact information is located in the Resources section of this document. Failure to comply with the requirements set out in this document, or any TC Energy policy, may lead to serious consequences and disciplinary action up to and including termination. Ꝓ Look for this symbol throughout the COBE Policy to guide you to relevant policies available on our websites at TCEnergy.com/about/governance and on our policy 1TC webpage. TC Energy – Code of Business Ethics Policy 3 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Table of contents Message from François Poirier . . . . . . . . . . . . . . . . . . . . . . . . 2 Our expectations and your responsibilities . . . . . . . . . . . . . . .3 Ethics Help Line . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4 Our values . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5 Living our values . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6 Making the right choices and doing the right thing . . . . . . . . .7 Reporting safety, legal and ethical violations . . . . . . . . . . . . . 8 Leader responsibilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9 Zero is Real . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .10 TC Energy’s Life Saving Rules . . . . . . . . . . . . . . . . . . . . . . . . . . 11 Alcohol and drug use and being fit for work . . . . . . . . . . . . . 12 Diversity, employment equity and equal opportunity . . . . . . 13 Harassment and violence-free workplace . . . . . . . . . . . . . . . 13 Protecting everyone from weapons in the workplace . . . . . . . 14 Ethical Business Conduct . . . . . . . . . . . . . . . . . . . . . . . . . . . 15 Avoiding conflicts of interest . . . . . . . . . . . . . . . . . . . . . . . . . 16 Personal Relationships . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17 Outside business activities and outside directorships . . . . . . . 18 Other potential conflicts of interest . . . . . . . . . . . . . . . . . . . .19 Gifts, invitations and entertainment . . . . . . . . . . . . . . . . . . . 20 Expenses for Government Officials . . . . . . . . . . . . . . . . . . . . .22 Political contributions and lobbying . . . . . . . . . . . . . . . . . . . .23 International trade . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 24 Insider trading . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 25 Complying with regulatory requirements . . . . . . . . . . . . . . 26 Inter-affiliate interactions . . . . . . . . . . . . . . . . . . . . . . . . . . .27 Competing fairly . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28 Accounting, financial reporting and fraud prevention . . . . . 29 Preventing money laundering and terrorist financing . . . . . . 30 Communication . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 31 Being socially responsible . . . . . . . . . . . . . . . . . . . . . . . . . . . .32 Being a good ambassador of TC Energy . . . . . . . . . . . . . . . . . .33 Social media and communications with the public . . . . . . . . 34 Public disclosure of information . . . . . . . . . . . . . . . . . . . . . . .35 Dealing fairly with customers, suppliers and other stakeholders . . . . . . . . . . . . . . . . . . . . . 36 Dealing fairly with competitors . . . . . . . . . . . . . . . . . . . . . . .37 Assets and information . . . . . . . . . . . . . . . . . . . . . . . . . . . . 38 Protecting confidential information . . . . . . . . . . . . . . . . . . 39 Protecting personal information . . . . . . . . . . . . . . . . . . . . . . 40 Managing and maintaining the security of information . . . . .41 Protecting and respecting intellectual property rights . . . . . 42 Use and protection of TC Energy’s assets . . . . . . . . . . . . . . . 43 Have a question? We’re here to help . . . . . . . . . . . . . . . . . . 45 Compliance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 46 Asking questions and reporting concerns . . . . . . . . . . . . . . . .47 Glossary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 48 Ethics Help Line Canada / U.S.: 1-888-920-2042 Mexico: 800-283-2783 (if calling from a cell phone) 0-800-283-2783 (if calling from a land line) TCEnergy.com/about/governance/code-of-business-ethics TC Energy – Code of Business Ethics Policy 4 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Our values Safety We believe Zero is Real. All injuries and occupational illnesses are preventable. Our Personnel are expected to speak up about unsafe conditions and behaviours, take action to address concerns or stop unsafe work, and look out for each other 24/7. Innovation We do things differently – we turn challenge into opportunity and ideas into creative solutions. We challenge assumptions, show up curious and encourage new ideas. Responsibility We care for the environment and minimize our impact. We make a positive difference in our communities and consider sustainability in everything we do. We deliver for our customers and take personal accountability for results. Collaboration We engage others, participate in healthy debate and respect different perspectives. We work together to find better ways to solve problems and create value. We find win-win outcomes for our shareholders and our customers. Integrity We act with high ethical standards, treat others with honesty and respect, and keep promises and commitments to stakeholders. Consistent with our five core values of safety, innovation, responsibility, collaboration and integrity, TC Energy does not tolerate human rights abuses . In our business activities, including engaging with Indigenous groups and stakeholders across Canada, the United States and Mexico, we support access to basic human rights such as fresh water and will not be complicit with or engage in any activity that solicits or encourages abuse of human rights such as forced labour, child labour, or physical or mental abuse . As a participant of the UN Global Compact, TC Energy supports the Ten Principles of the United Nations Global Compact on human rights, labour, environment and anti-corruption. We are committed to making the UN Global Compact and its principles part of the strategy, culture and day-to-day operations of our company, and to engage in collaborative projects which advance the broader development goals of the United Nations, particularly the Sustainable Development Goals. TC Energy demonstrates this commitment through embracing energy transition, reducing greenhouse gas emissions, and leaving the environment in a condition equal to, or better than we found it. TC Energy – Code of Business Ethics Policy 5 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Living our values • Making the right choices and doing the right thing • Reporting safety, legal and ethical violations • Leader responsibilities • Zero is Real: Protecting health, safety and the environment • Life Saving Rules • Alcohol and drug use • Diversity and employment equity • Harassment and violence-free workplace • Protecting everyone from weapons in the workplace TC Energy – Code of Business Ethics Policy 6 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Making the right choices and doing the right thing At TC Energy, making the right choices and doing the right thing aren’t just words – these are fundamental requirements to how we do business that all Personnel must carry out in everything we do. But, what does it really mean to make the right choices and do the right thing? At a minimum, it means following the principles set out in COBE, including: • We report all health, safety and environment related hazards, potential hazards, incidents, near hits and unsafe acts • We comply with the applicable legal requirements and policies that impact us in our daily work • We report, through appropriate internal channels or the Ethics Help Line, any instances of actual or potential non-compliance with legal requirements or with our policies that we become aware of • We do not retaliate against anyone for good-faith reporting • We support others in making the right choices and doing the right thing Even if we try our best to make the right choices and do the right thing, there are times when the right thing isn’t completely clear. It’s at those times that we need to ask ourselves some necessary questions. The below guide to making the right choices and doing the right thing is intended to help you identify the right path in those situations. NO NOT SURE NO NOT SURE NO NOT SURE Is it legal? Would I want everyone to know? You are on the right track! Does it feel right, fair and honest? Contact any of the various safe and confidential resources available to steer you in the right direction. Does it follow COBE and our other policies? Does it support our values? YES YES YES YES YES NO NOT SURE NO NOT SURE TC Energy – Code of Business Ethics Policy 7 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Reporting safety, legal and ethical violations We report actual or potential non-compliances with our policies or our legal requirements, so they can be addressed appropriately. Retaliation for Good Faith Reporting is prohibited at TC Energy and you can be assured that your confidentiality and identity will be protected to the greatest extent possible. How do I report an issue or seek guidance? You are required to report any actual or suspected violation of the law or COBE and all health, safety and environment related hazards, potential hazards, incidents, near hits and unsafe acts of which you may become aware. We take every report seriously and provide immunity from disciplinary action for Good Faith Reporting of incidents and issues. Resources To report an issue, or if you would like guidance on how to make the right choices and do the right thing in a particular situation, the following resources are available to you: • Your leader • Your Human Resources Consultant • Your Compliance Coordinator • Corporate Compliance • Internal Audit • Legal department • Privacy Office • Harassment Investigation Coordinator • Safety Personnel • TC Energy’s Environment Health and Safety Management (EHSM) Incident Management System For contact information – click here. If you are uncomfortable speaking to any of these resources or if you would like to remain anonymous, you can contact the Ethics Help Line. Ethics Help Line Canada / U.S.: 1-888-920-2042 Mexico: 800-283-2783 (if calling from a cell phone) 0-800-283-2783 (if calling from a land line) TCEnergy.com/about/governance/code-of-business-ethics TC Energy – Code of Business Ethics Policy 8 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Leader responsibilities TC Energy’s leaders are here to help us make the right choices and do the right thing together. If you are a leader, in addition to acting in accordance with the principles set out in COBE, you are required to: • Inspire Personnel to act ethically by setting an ethical tone within your team • Reinforce the importance of making the right choices and doing the right thing when carrying out other corporate objectives (for example, profits and cost management) and support those who are unsure how to make the right choices and do the right thing • Set an example by modeling exemplary ethical business conduct • Create a safe environment where individuals are encouraged to speak up if they become aware of or suspect a legal or ethical violation, and help prevent against retaliation for reporting • Ensure that your team members understand and act in accordance with all legal and ethical requirements that impact them in their jobs, that they know how to report actual or potential non- compliance with the law or COBE or to ask questions regarding ethical or legal matters, and that they complete all required ethics and compliance-related training • Understand your obligation to act on any actual or suspected violations of COBE, any of our other policies, or the law that may be reported to you and the requirement for you to report these issues, as appropriate, to your Compliance Coordinator, Corporate Compliance, Internal Audit, the Harassment Investigation Coordinator, Privacy Office or the Ethics Help Line • Engage with Human Resources, your Compliance Coordinator, Corporate Compliance or Internal Audit to ensure violations of legal requirements or COBE by your direct reports are addressed appropriately (including appropriate corrective disciplinary action) TC Energy – Code of Business Ethics Policy 9 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Zero is Real Protecting health, safety and the environment Our commitment to safety isn’t just a mantra – it’s how we work 24/7, 365 days of the year across our entire organization. What started as a foundational value within our safety department decades ago has now come to mean much more to our company. We believe zero is real, and today – for us – zero means: All harm, loss and incidents are preventable. We expect that our Contractors share TC Energy’s commitment to safety. Whether you work in a field location or in an office setting, you must always ensure that you comply with all health, safety and environment related legal requirements, as well as the requirements set out by TC Energy in COBE and applicable policies. + If it isn’t safe, we won’t do it. By reinforcing a disciplined set of rules and providing rigorous training, we approach every day with our goal of a zero-incident workplace. TC Energy – Code of Business Ethics Policy 10 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

TC Energy’s Life Saving Rules TC Energy’s Life Saving Rules guide the way we work and help us hold each other accountable to the highest possible safety standards. TC Energy’s Life Saving Rules are: • Drive safely and without distraction • Use the appropriate personal protective equipment (PPE) • Conduct a pre-job safety analysis (JSA) • Work with a valid work permit when required • Obtain authorization before entering a confined space • Verify isolation before work begins • Protect ourselves against a fall when working at heights • Follow prescribed lift plans and techniques • Control excavations and ground disturbances We report all health, safety and environment related hazards, potential hazards, incidents, near hits and unsafe acts. We take every report seriously, investigate to identify facts and ensure immunity from disciplinary action for the Good Faith Reporting of all incidents and issues. QUESTION: I’m working on a big project and it’s very important to the Company that it be completed on-time and on-budget. I’m concerned that I might be injured if I rush my work, but I’m feeling a lot of pressure to do so. What should I do? ANSWER: You should never compromise your or anyone else’s safety. If someone is pressuring you to do so, you should report the issue. + Committing to TC Energy’s Life Saving Rules means meeting our goal of everyone going home safe from our offices, facilities and project sites, every day. Nothing is more important. TC Energy – Code of Business Ethics Policy 11 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Alcohol and drug use and being fit for work We do not compromise our ability to do our jobs or the safety of others through the use of intoxicants, including alcohol, drugs or medications, whether they are legal or not. Given the nature of TC Energy’s business, it is essential that all Personnel be fit to perform their jobs. The use of alcohol or drugs can impair your judgment and productivity and can lead to serious accidents and health and safety concerns – not only for yourself, but also for your coworkers and the public. Ꝓ Alcohol and Drug Policy TC Energy takes a zero-tolerance approach toward the use of alcohol, drugs and intoxication while working. You must always be fit for work while engaged in any TC Energy business. Inability to do so will result in serious consequences including being removed from our site(s) and corrective disciplinary action up to and including termination. What does being fit for work mean? Fit for work means being able to safely and acceptably perform your assigned duties without any limitations due to the use or after-effects of any intoxicants. This can include legally- obtained medications (prescription and over the counter) which has the potential to change or adversely affect the way a person thinks, feels, or acts. TC Energy – Code of Business Ethics Policy 12 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

• Intimidating • Hostile • Offensive • Threatening • Violent • Demeaning or humiliating • Of a sexual nature • Creating an inappropriate work environment TC Energy will take allegations of harassment and violence seriously and address them promptly in a respectful, fair and thorough manner by trained investigators. If required, TC Energy will take appropriate corrective action, up to and including termination of employment or contract. Ꝓ Equal Employment Opportunity and Non- Discrimination Policy Ꝓ Reasonable Workplace Accommodation Policy Ꝓ Harassment-Free Workplace Policy Canada • U.S. • Mexico Ꝓ Supplier Diversity and Local Participation Business Policy In particular, you must never take actions or make unwanted comments, gestures or discriminate against anyone on the basis of: • Gender • Race • National or ethnic origin • Colour • Disability • Religion • Age • Sexual orientation and gender identity • Marital status • Family status • Veteran status • National Guard or reserve unit obligations • A criminal conviction • Or any other legally protected grounds + TC Energy requires that we treat one another with dignity and respect, and we are committed to maintaining an inclusive and respectful work environment that is free of harassment and violence. + TC Energy requires you to be tolerant, inclusive and to demonstrate respect for others. Diversity, employment equity and equal opportunity TC Energy believes that our differences make us stronger and encourages a culture of diversity, inclusion and respect. We prohibit any form of discrimination and require reasonable accommodation of differences. We expect Personnel to create and reinforce an inclusive, creative and productive work environment in which everyone feels accepted and respected. Harassment and violence-free workplace Everyone deserves to do their job in a safe, respectful, and inclusive workplace, without fear of harassment or violence. You must always be respectful to our Personnel and Contractors and be sensitive to the way in which others may react to your behaviours, comments, gestures or contacts. Always try to resolve differences in a calm and respectful manner, without resorting to insults, threats or violence. TC Energy prohibits any behaviour, including displaying any statements, messages, or images (e.g., on clothing, stickers on hard hats, decals on vehicles, etc.), that is: TC Energy – Code of Business Ethics Policy 13 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Protecting everyone from weapons in the workplace Unless otherwise prohibited by law, we prohibit the possession, use, carrying, or transportation of any dangerous or potentially dangerous weapons, as defined by TC Energy’s Weapons in the Workplace Policy, when conducting Company business: • on or off all Company owned or controlled premises; • in all Company vehicles (whether owned, leased or rented); and • in all personal vehicles being used while conducting Company business. For individuals in jurisdictions that permit firearms to be kept in personal vehicles, the vehicle must be locked, firearms must be hidden from plain view and be kept within a locked case or container within the vehicle. Ꝓ Weapons in the Workplace Policy + Individuals who are licensed to carry firearms (openly or in a concealed manner) are not exempt from our Policy. TC Energy – Code of Business Ethics Policy 14 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Ethical Business Conduct • Avoiding conflicts of interest • Personal Relationships • Gifts and entertainment • Engaging government officials • Political contributions and lobbying • International trade • Insider trading • Complying with regulatory requirements • Inter-affiliate interactions • Competing fairly • Accounting, financial reporting and fraud prevention • Preventing money laundering and terrorist financing TC Energy – Code of Business Ethics Policy 15 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Avoiding conflicts of interest We must act in the best interests of TC Energy, avoiding any situation that could place us in a conflict of interest, or create the perception of a conflict of interest. If, and when, a conflict of interest arises, you are required to report the conflict in a timely manner so it can be appropriately investigated and addressed. You should never make or influence business decisions on behalf of TC Energy based on personal relationships, bias or the potential for personal gain. Some examples of conflict of interest can include, but are not limited to: • Gifts, invitations and entertainment • Outside business activities • Corporate opportunities • Directorships or other board positions outside of TC Energy • Director independence • Personal Relationships • Intimate Relationships Ꝓ Conflict of Interest and Integrity Policy What is a conflict of interest? Conflict of interest means a situation in which TC Energy Personnel have private interests that could conflict with their ability to act in good faith and the best interests of the Company, or where they may improperly benefit from knowledge acquired at the Company which is not available to the general public. + Integrity is one of our core values. In simple terms this means making the right choices and doing the right thing – always. At TC Energy, this is part of who we are and how we do business – every day. TC Energy – Code of Business Ethics Policy 16 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Personal Relationships Personnel who have a Personal Relationship within the Company must not be in a direct or indirect reporting relationship with each other. In particular, the Company prohibits all Intimate Relationships between individuals in a direct or indirect reporting relationship. If Personnel are not certain whether a Personal Relationship within the Company is permissible, they should immediately discuss their situation with their TC Energy leader, HR Business Partners or HR Governance. QUESTION: I want to hire someone who I know has a family member already working for TC Energy. Is that allowed? ANSWER: Yes, it is acceptable to hire someone (Employee or CWC) who has family members already working for TC Energy provided that person is not directly or indirectly (through other leader(s)) reporting to their family member. The onus is on all Personnel to notify HR Governance when they become aware of a Personal Relationship where there is a direct or indirect reporting relationship within the Company. TC Energy – Code of Business Ethics Policy 17 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Outside business activities and outside directorships Personnel must not engage in outside business activities (e.g., as a consultant, employee, or director) or Advisory Relationships that are in conflict with or detrimental to the interests of TC Energy, and which may include: • Owning, controlling or directing a material financial interest (greater than one per cent) in a competitor, or in a vendor, supplier, customer or other business which does or seeks to do business with TC Energy; • Advising or being involved in a business that competes with TC Energy or that does or seeks to do business with TC Energy; • Outside business activities that interfere with Personnel’s day-to-day responsibilities at TC Energy; and • An outside business activity that requires Personnel to violate their confidentiality or other obligations to TC Energy. TC Energy Personnel who have a Family Relationship with a supplier or potential supplier to the Company must ensure that they are not involved in the selection process or in directing or influencing the work of the supplier to whom they are related. In cases where the spouse, common law partner, or other family member of TC Energy Personnel owns, controls, or directs a material financial interest in any of the outside business activities, that Personnel must contact the Corporate Compliance department for guidance. Personnel must declare all outside business activities and Advisory Relationships to the Corporate Compliance department for guidance. Personnel must declare all Outside Directorship positions on a board (e.g., board chair, treasurer, secretary, member, etc.) to Corporate Secretarial for review and approval, prior to accepting the position or upon joining the Company. TC Energy – Code of Business Ethics Policy 18 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Other potential conflicts of interest Corporate opportunities Personnel must not take personal advantage of a business opportunity that you discover through the use of Company assets, property, information or your position with TC Energy, or use Company assets, property, information or your position with TC Energy for personal gain or to compete with TC Energy. Political office, appointments to boards or tribunals Personnel may not serve in a political office or on an administrative board or tribunal, if that office, board or tribunal has or may have decision-making authority in respect of any aspect of TC Energy’s business (such as the approval of projects or the issuing of permits). Executive leadership team - other business activities In addition to the conditions set out in the outside business activities and outside directorships section above, prior to serving in any capacity in an unaffiliated organization, the Chief Executive Officer and any member of the Executive Leadership Team must obtain the consent of the Governance Committee of the TC Energy’s Board of Directors. Directors’ independence To maintain their independence and to ensure that no relationships exist that may violate applicable corporate, securities and competition laws, all members of the Board of Directors of TC Energy must have their independence assessed: • Annually; • In the event of a material change in their respective primary employment status; and • When they wish to join another board of directors, whether private or public. All candidates to TC Energy’s Board of Directors must declare to the Corporate Secretarial group any material interest that they may have in a contract or transaction. All members of the TC Energy Board of Directors who have any material interest in a contract or transaction must recuse themselves from related deliberations and approval. TC Energy – Code of Business Ethics Policy 19 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Gifts, invitations and entertainment Local customs with respect to providing gifts and other benefits can change depending on where we are doing business; however, these local customs must never compromise, or appear to compromise, our ability to act legally, ethically and objectively. While giving gifts can help to build and maintain strong business relationships, they can also cloud one’s judgement or be seen to improperly influence decisions depending on the nature and context of the gift. Corruption in business and government prevents fair and open competition based on merit and it can have a negative impact for both the Company and the individual. To mitigate these negative impacts, we must all comply with TC Energy’s Avoiding Bribery and Corruption Policy, Gift, Meals, Entertainment and Travel for Government Officials Standard, and Gifts and Entertainment Policy. + We must always be prudent in offering gifts, entertainment or anything of value to anyone or any organization that is a competitor or that TC Energy does, or seeks to do, business with, or that TC Energy requires consent or approval from (e.g., a government authority). TC Energy – Code of Business Ethics Policy 20 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Accepting gifts, invitations and entertainment from suppliers Accepting gifts or invitations from suppliers or potential suppliers can affect the way TC Energy is perceived and can run counter to our business objectives and values. We all have an obligation to conduct ourselves in a fair and impartial fashion in all business dealings with the supplier community. Personnel may accept food and beverages over a business meal, provided it is not lavish, but may not accept invitations to events or sporting activities, cash or cash equivalents, or gifts with a value greater than $50. Careful consideration must be taken when a supplier extends an invitation to a social event or offers a gift. Please see the Gifts and Entertainment Policy for more information. Ꝓ Avoiding Bribery and Corruption Policy Ꝓ Gifts and Entertainment Policy Ꝓ Gift, Meals, Entertainment and Travel for Government Officials Standard QUESTION: I have been invited by a supplier to attend the rodeo at the Calgary Stampede. Can I accept the invitation and attend the event? ANSWER: All Personnel must ensure they are acting in a manner which is fair and impartial to our supplier community and which does not create a real or perceived conflict of interest with those with whom we do business. As such, since this invitation would fall outside acceptable thresholds for gifts and entertainment, attendance at this event would only be acceptable if prior written approval is obtained from your Vice- President or Senior Vice-President. QUESTION: I sometimes receive items such as coffee mugs and pens from a company that I have a relationship with and which is a supplier to TC Energy. Am I able to accept these items? ANSWER: Employees may accept occasional promotional gifts (such as pens, coffee mugs, calendars) as a customary business courtesy, provided that the gift does not exceed a value of CAD $50/ USD $50/ MXN $1000 per instance or total more than CAD $100/ USD $100/ MXN $2000 in aggregate for the calendar year. All dollar amounts for occasional promotional gifts are in local currency where they are being accepted. QUESTION: One of our existing auto leasing suppliers has invited me to attend their annual product roll-out, which will be held in Las Vegas. It is a big event that all customers are invited to. The supplier has offered to pay for all flights and accommodation, in addition to the meals that will be provided as part of the event. The supplier’s contract is not currently up for renewal, and I am not the person responsible for making the decision whether to renew. Can I attend? ANSWER: Since we have an existing business relationship with the supplier and the Company is not currently involved in any renewal or other negotiations, and since the event is a business-related event attended by many customers as well as supplier representatives, you may attend with the approval of your Vice-President or Senior Vice- President. However, given the location of the event, the business benefit to TC Energy should be carefully considered and discussed with your leader. Additionally, since the value of the event is significant, the supplier’s payment for flights and accommodation could create a perception of conflict and/or an obligation on the part of TC Energy. As a result, flights and accommodation should be paid for by TC Energy. You may accept the meals provided by the supplier as part of the event. TC Energy – Code of Business Ethics Policy 21 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Expenses for Government Officials Engaging with Government Officials is an important part of TC Energy’s business, and during those engagements, expenses for Government Officials may be incurred. You should never provide Government Officials with bribes, payments, kickbacks, gifts or anything else of value for the purpose of improperly influencing their actions or decisions in TC Energy’s favour. These benefits can include entertainment, private parties, charitable contributions or employment opportunities. Even if there is no intent to influence, you should not provide a payment or benefit to any third party if it could appear to be improper. Ꝓ Avoiding Bribery and Corruption Policy Ꝓ Gifts and Entertainment Policy Ꝓ Enhanced Community Support Standard Ꝓ Gift, Meals, Entertainment and Travel for Government Officials Standard Many anti-corruption laws allow small gifts or reasonable meals or entertainment for Government Officials in limited circumstances. Only gifts, meals, and entertainment that are reasonable, do not influence business decisions and are not otherwise prohibited may be offered. All gifts, meals or entertainment must be provided in accordance with local laws and regulations, be appropriately recorded in TC Energy’s books and records, and follow the appropriate approval processes and thresholds as set out in TC Energy’s Gift, Meals, Entertainment and Travel for Government Officials Standard. + We are prohibited from offering, paying, promising or authorizing a compensation, payment or benefit to any Government Official, directly or indirectly, to secure any contract, concession or other improper advantage for TC Energy. Such action is prohibited even if the intent is not to influence a Government Official(s), as it could appear to be improper. TC Energy – Code of Business Ethics Policy 22 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Political contributions and lobbying TC Energy respects the political process and only makes political contributions and engages in lobbying activities that are legal and transparent. Legal requirements concerning political contributions and lobbying are aimed at preventing corruption in government and at ensuring the proper functioning of the political system. These legal requirements can be complex and vary by jurisdiction (we are not allowed to make political donations at all in some jurisdictions). Therefore, you must seek approval from the appropriate department before engaging in these activities on behalf of TC Energy. QUESTION: I am very politically active. Is that allowed? ANSWER: TC Energy encourages you to participate in the political process as an individual, in accordance with your own political views and the laws and regulations governing this activity. In doing so, however, you may not use TC Energy’s name, nor indicate that you represent TC Energy, unless you have been authorized to do so. Ꝓ Avoiding Bribery and Corruption Policy Ꝓ Political Contributions and Activities Policy Ꝓ Gift, Meals, Entertainment and Travel for Government Officials Standard TC Energy – Code of Business Ethics Policy 23 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

International trade When engaging in international business and procuring products from the global marketplace, TC Energy complies with all applicable international trade laws, as well as all customs and taxation requirements. International trade laws prohibit or restrict trade with certain countries that are subject to embargoes or sanctions, as well as with certain individuals and organizations (e.g., entities that have ties to actual or suspected terrorists or drug traffickers). These laws also prohibit or restrict imports and exports of certain types of goods, information and technologies and often impose stringent reporting obligations. Ꝓ Customs and Trade Policy Even if TC Energy does not have ownership of a product it has purchased when it crosses a border (e.g., because it takes ownership, or title, on delivery), it may nevertheless be responsible for import and/or export compliance based on certain terms of the purchase contract. It is important to ensure the contract does not contain terms that result in TC Energy inadvertently taking on these obligations. + Prior to engaging in any transaction, you must ensure: • That it is legally permitted • That all applicable licensing requirements and reporting and customs obligations are met And consider: • The types and use of the goods, information or technology • The counterparty with which you are dealing • The country in which the counterparty is located TC Energy – Code of Business Ethics Policy 24 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Insider trading We engage only in transactions that have a legitimate business purpose, and we do not interfere with the normal functioning of the markets in which we operate and transact. We also report transactions in accordance with all legal requirements. Through the course of your work with TC Energy, you may have access to non-public information regarding TC Energy, our customers, Contractors and other business partners. You must always maintain the confidentiality of any non-public information encountered through the course of business with TC Energy. To the extent non-public information that you are aware of could be material to a decision to buy or sell shares in TC Energy or another company, you and your immediate family members must not trade TC Energy shares or other securities based on that information. Ꝓ Trading Policy QUESTION: I own units of a mutual fund that invests in shares of one of our suppliers. Is that a problem? ANSWER: Your ownership of mutual fund units is likely not a problem. If your investment in the supplier is through a mutual fund, you would need to ensure that you do not own more than one per cent of the stock of the supplier; however, because of the indirect nature of the investment, it is also less of a concern than if you owned the shares directly. Insider trading is a serious offence and can have significant reputational and legal impacts. + We conduct business in a way that promotes a fair, efficient and openly competitive operation of markets we participate in and which complies with market manipulation laws. TC Energy – Code of Business Ethics Policy 25 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Complying with regulatory requirements TC Energy is committed to meeting our obligations under all regulations and tariffs. As a regulated company, TC Energy is subject to many regulatory requirements, including those of the Canada Energy Regulator (CER), the Federal Energy Regulatory Commission (FERC), the Comisión Nacional de Hidrocarburos, and the North American Energy Reliability Corporation (NERC), among others. In addition, TC Energy’s transmission providers are subject to tariffs that we must comply with. Although it is impossible to list all of these requirements here, you must ensure you are familiar with the specific requirements applicable to you in your job. These can include reporting requirements and compliance with technical or other standards. To the extent the requirements of more than one jurisdiction apply, you must comply with the highest of the various standards. TC Energy – Code of Business Ethics Policy 26 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Inter-affiliate interactions As a transmission provider, TC Energy is subject to the Canadian Gas Pipelines Code of Conduct (Code) in Canada, the FERC Standards of Conduct (SOC) in the U.S., and the TC Energía Code of Conduct in Mexico (Inter-Affiliate Codes/Standards of Conduct). These Inter- Affiliate Codes/Standards of Conduct are intended to ensure that our non-regulated affiliates do not receive an unfair advantage over other customers, whether as a result of discriminatory treatment or the improper sharing of information, Personnel or resources. The Inter- Affiliate Codes/Standards of Conduct also prohibit cross-subsidization at the expense of our transmission customers. In order to ensure compliance with the Inter-Affiliate Codes/Standards of Conduct, you must observe the following rules in your day-to-day activities: All customers must be treated equally • Regulated transmission providers cannot give undue preference to any customer, whether affiliated with a TC Energy entity or not. Independent functioning • Regulated Personnel must function independently of non-regulated Personnel (e.g., they cannot perform the same jobs). No conduit of information • Regulated and shared Personnel must not share, or act as a conduit for the sharing of regulated information* with non-regulated Personnel. Pay fair share • Non-regulated entities must pay their fair share of any costs incurred by our regulated transmission providers, so as not to burden our transmission customers with costs our non-regulated entities benefit from. Reporting violations • Any violations of the Inter-Affiliate Codes/Standards of Conduct must be reported to the Corporate Compliance department, since TC Energy may be legally required to either publicly post such information on its web site or report it to our regulators. *Regulated information (which may not be shared with non-regulated Personnel or affiliates) includes commercial, financial, strategic, planning, operational and customer information of our transmission providers. Ꝓ TC Energy’s Inter-affiliate Codes/Standards of Conduct TC Energy – Code of Business Ethics Policy 27 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Competing fairly A competitive marketplace in the energy and transmission services that TC Energy provides helps ensure fair prices and customer choice and, in turn, results in the industry as a whole providing more effective and better service. We believe in vigorous, fair competition and comply with all laws designed to protect the ability of companies to compete freely. You should never enter into agreements to: • Fix prices • Decrease capacity or volume available to customers • Allocate customers or markets among competitors • Boycott certain customers or Contractors As such, you need to be very careful whenever you have contact with competitors (whether in trade association meetings, at conferences, through participation in benchmarking groups or in negotiating or otherwise dealing with actual or potential joint venture partners who are also TC Energy competitors) to avoid sharing competitively sensitive information. You must never enter into an agreement to reduce competition, or that is likely to have that effect. QUESTION: While at a trade association meeting recently, a few competitors I was sitting with at dinner started talking about their pricing. I knew it wasn’t appropriate, so I didn’t say anything. Did I do the right thing? ANSWER: While you were right not to participate in the discussion, when in such a situation, it’s a good idea to take the further step of making clear to everyone that the discussion is inappropriate and that you will not participate. If the inappropriate discussion continues, you should excuse yourself from the situation. You should also document what happened and report the matter. This will help to protect you and TC Energy in case anyone ever points to the fact that you were part of a group in which an inappropriate discussion took place. TC Energy – Code of Business Ethics Policy 28 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Accounting, financial reporting and fraud prevention TC Energy ensures that our accounting, financial records and reporting are fair, accurate, understandable and complete, and we do not falsify financial documents or records, or misstate or misrepresent the nature of costs or expenditures. You must ensure all transactions that you engage in, or that you approve, whether under a TC Energy contract or as an individual business expense, are true and reported accurately, completely and in compliance with all applicable accounting and legal requirements. You must also follow TC Energy’s corporate policies and other requirements respecting the transaction (for example, obtaining of approvals). You must never engage in “off-the-record” or other transactions or accounts that do not fully and accurately state the nature and amount of specific transactions. You must also never falsify any invoice, expenditure, time sheet or other document related to Company cost or revenue. Doing so constitutes fraud and may result in disciplinary action up to and including termination. Ꝓ Avoiding Bribery and Corruption Policy Ꝓ Business Expense Policy TC Energy’s Business Expense Policy The Business Expense Policy outlines proper management of low cost and low risk expenses incurred while conducting business on TC Energy’s behalf and sets expectations regarding Employee use of the corporate credit card for such expenses. These expectations include a prohibition on splitting transactions to circumvent credit card limits or incurring costs for other Employees. If there is more than one Employee from the same business unit included in the expense, the most senior Employee present must always incur the expense. TC Energy – Code of Business Ethics Policy 29 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Preventing money laundering and terrorist financing We expect all our Personnel to be vigilant in ensuring the payments we make and the methods of payment we use are legitimate and legal. Legal requirements concerning money laundering and terrorist financing are in place to deter criminal and terrorist activities of those with whom we might do business. To ensure compliance with these legal requirements you must: • Exercise care before agreeing to do business with a third-party, including ensuring that they were reviewed as part of Supply Chain’s qualification process • Ensure the third-party is legitimate and reputable • Recognize and report any suspicious payments or transactions Examples of suspicious payments or transactions include: • Any request by a third-party to have a payment deposited into a personal account rather than a business account • Transactions with entities other than those involved in the underlying contract or business deal • Payments or other transactions involving a country other than that in which the parties to the contract or business deal are located Payments of cash, unusual financing arrangements, fictitious invoices or other efforts by a third party to conceal the true purpose of a payment or transaction also raise concerns. + Ignoring the signs that a transaction or payment initiated by a third party is not legitimate can result in TC Energy being found complicit in any illegal activity that may be associated with the transaction, even if the Company did not expressly authorize it or even know about it. TC Energy – Code of Business Ethics Policy 30 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Communication • Being socially responsible • Being a good ambassador of TC Energy • Social media and communication with the public • Public disclosure of information • Dealing fairly with customers, suppliers, and other stakeholders • Dealing fairly with competitors TC Energy – Code of Business Ethics Policy 31 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Being socially responsible We respect human rights and we are committed to being a good neighbour and supporting and enhancing the communities in which we live and work. Some of the most important communities our business impacts are Indigenous communities. We are committed to working with these communities, to develop positive, long-term relationships based on mutual trust and respect, and recognizing their diversity and the importance they place on the land, their culture and their traditional way of life. In addition to working with Indigenous communities, we also work hard to build and maintain relationships with landowners. We recognize the importance of farming to their communities, and actively support farming-related organizations. Ꝓ Our Commitment Statement Ꝓ Indigenous Relations Policy + TC Energy understands the importance that community, charitable and similar non-governmental organizations play in making the communities in which we live and work better places. We actively support these organizations and encourage our Personnel to become involved by volunteering and contributing to charitable and other community-based organizations, including during work hours if approved by your leader. TC Energy – Code of Business Ethics Policy 32 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Being a good ambassador of TC Energy We recognize that we are ambassadors of TC Energy and conduct ourselves in a manner that is respectful and appropriate, and that will not harm TC Energy’s reputation. You must always keep in mind that you are a representative of TC Energy. The things you say and do should reflect the Company’s core values. You should not speak publicly on behalf of TC Energy unless authorized to do so. Any posting or statement on an external website, including personal sites or in other media, should be considered a public statement. Even on your personal time, you must not participate in any illegal or inappropriate statements or activities that could be detrimental to the Company or its reputation. Ꝓ Public Disclosure Policy Ꝓ Communications Policy TC Energy – Code of Business Ethics Policy 33 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Social media and communications with the public In the age of social media, it is easy to broadly and publicly communicate information. You need to be particularly aware of your obligations and our expectations when it comes to the disclosure of Company information and ensuring it is in accordance with legal and internal requirements. When sharing information on social media, keep the following requirements in mind: • Do not speak on behalf of, or giving the impression that you are speaking on behalf of, TC Energy unless you have been authorized to do so • Never falsely represent yourself • Do not post anything that reflects negatively on TC Energy and ensure posts are not discriminatory, offensive, or in poor taste • Share only approved TC Energy content, add value to the conversation, and be accurate • Do not post pictures of TC Energy’s facilities or operations unless you are authorized to do so TC Energy – Code of Business Ethics Policy 34 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Public disclosure of information TC Energy ensures that public statements regarding the Company are provided in a timely manner, are fair, accurate and complete, comply with legal requirements and corporate policies, and preserve and protect our reputation and brand. TC Energy has prescribed Personnel who are authorized to speak on our behalf. If you receive an inquiry for information or comment, you should direct it to the appropriate Company representative for response. If you are not sure who the appropriate company representative is to respond, please direct the inquiry to our media line 1-800-608-7859. Ꝓ Public Disclosure Policy Ꝓ Communications Policy Use of company name for personal gain You must never use the Company’s name or purchasing power or your employment status to obtain personal discounts or rebates from Contractors, unless those discounts or rebates are available to all Employees. TC Energy – Code of Business Ethics Policy 35 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Dealing fairly with customers, suppliers and other stakeholders We consider the impact of our actions on stakeholders, the environment and the communities in which we operate. We follow the requirements of TC Energy’s Operational Management System (TOMS) which are in place to make sure we act responsibly to protect us, our co-workers, our workplace and assets and the communities we work in, and that we act as responsible stewards of the environment. TOMS provides a strong foundation to manage risk, share knowledge and best practices, and it ensures continual improvement of the business. You should never make business decisions on behalf of TC Energy based on personal relationships, unfair bias or the potential for personal gain. Treating customers, Contractors, and other stakeholders fairly requires that you: • Enter into business relationships based on merit • Use objective criteria to evaluate them, such as: – Price – Quality – Service It also requires that you are honest and forthright when dealing with others (never omitting important facts, manipulating another person or situation, or misrepresenting yourself or TC Energy), and that you honour TC Energy’s contractual, regulatory and other commitments. + We are fair and honest in our dealings with Contractors and other stakeholders and we honour our obligations and commitments to them. TC Energy – Code of Business Ethics Policy 36 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Dealing fairly with competitors You must ensure that you use only legitimate means (such as searches of public information) to obtain competitive intelligence. You must never use deceit or misrepresent yourself to obtain such information, and you should never take advantage of information you receive in error, for example: • Emails or faxes received in error • Physical documents left in a meeting room or in a public place or which have been sent to you in error • Information you overheard TC Energy – Code of Business Ethics Policy 37 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Assets and information • Protecting confidential information • Protecting personal information • Managing and maintaining the security of information • Protecting and respecting intellectual property rights • Use and protection of TC Energy assets TC Energy – Code of Business Ethics Policy 38 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Protecting confidential information We protect TC Energy’s confidential information, and that of our customers, Contractors and other stakeholders, from improper disclosure and use. We all have access to confidential information. TC Energy confidential information includes all TC Energy non-public information that may be of use to competitors or harmful to TC Energy or its customers, Contractors or other stakeholders, if disclosed. Confidential information can include: • Information regarding TC Energy’s business, operations, finances, strategies, business plans, or projects • Proposed mergers, acquisitions and divestitures • Engineering designs and reports • Legal proceedings, contracts • Environmental reports • Land and lease information • Technical and economic data • Marketing information and field notes • Sketches and photographs • Electronic information assets (including emails, voicemails, and text messages) • Computer records or software, specifications, models • Other information which is or may be either applicable to or related in any way to the assets, business or affairs of TC Energy Because such information is sensitive and can be used by competitors or others to TC Energy’s detriment, it must be protected. You must not disclose such information to anyone who does not need to know the information for legitimate business purposes (including within TC Energy). All confidential information should be protected from unauthorized access. When disposing of confidential information, you should do so in a secure manner, which may include shredding of hard copies. See additional information in the Protecting and Using TC Energy’s Assets and the Managing and Maintaining the Security of Information sections. Ꝓ Information Management Policy Ꝓ Cybersecurity Policy Ꝓ Records Retention Schedule TC Energy – Code of Business Ethics Policy 39 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Protecting personal information TC Energy takes seriously the fact that its Employees, Contractors, customers and other stakeholders have entrusted the Company with their personal information. Some examples of personal information include an individual’s name, home address, telephone number, identification numbers (such as an Employee number or social insurance/social security number), financial information, and medical information. You should never collect, store, access, use, or disclose personal information for an inappropriate purpose or by inappropriate or illegal means. Use of personal information must be limited to the business purposes for which the information was provided. To the extent that you have personal information of any individual as a result of your work with TC Energy, whether the individual is an Employee, Contractor, landowner or a shareholder (to name just a few examples), you may not disclose that personal information to others, nor may you use it for a purpose other than that for which it was collected, either within or outside TC Energy, without the express approval of TC Energy’s Privacy Officer or the individual’s written consent. If you are ever unsure if information can be disclosed or used for a new purpose, you should check with TC Energy’s Privacy Office before taking any action. For more information, please see the Protection of Personal Information Policy. Ꝓ Protection of Personal Information Policy You should also protect and safeguard personal information from inappropriate access, by keeping it in a locked cabinet, or in a password protected or otherwise restricted folder, memory stick or other similar storage device, if the information is electronic. + TC Energy is committed to protecting personal information in compliance with all legal requirements and requires that our Contractors share this commitment to information security. TC Energy – Code of Business Ethics Policy 40 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Managing and maintaining the security of information Company records are valuable assets of the Company and you must ensure appropriate and reasonable efforts are made to manage, protect and preserve these assets. All of these information assets are important Company records that TC Energy may be required to produce in the event of a legal or regulatory proceeding, audit or investigation. It is important that you manage and retain these assets in accordance with all legal requirements and TC Energy’s corporate policies. In particular, you must never destroy an information asset in the event of a legal hold or an actual or pending legal or regulatory proceeding. Ꝓ Information Management Policy Ꝓ Cybersecurity Policy What is an information asset? • Memos • Emails • Accounting records • Invoices and contracts • Technical drawings • Recordings of trade-related phone calls • Records of safety or other incidents • Marketing literature • Other similar types of records What form can an information asset take? An information asset can take any form or on any media, including: • Paper • CD • DVD • Voice or video recordings • Text and instant messages • Other electronic formats TC Energy – Code of Business Ethics Policy 41 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Protecting and respecting intellectual property rights We preserve TC Energy’s intellectual property rights and respect and honour those of third parties. Intellectual property can include trade secrets, which is any information that gives the owner an economic advantage over its competitors and that the owner takes reasonable steps to keep confidential, as well as copyrights, trademarks and patents, and also includes inventions, innovations, discoveries and copyrighted material developed while employed by TC Energy. We must take steps to protect intellectual property rights. This includes keeping trade secrets confidential, consistently using TC Energy’s trademarks solely as authorized, and respecting the intellectual property rights of third parties. TC Energy respects and honours intellectual property rights by: • Complying with the terms of license agreements that TC Energy has entered into with Contractors • Complying with copyright legislation • Not using improper means to obtain third-party information or trade secrets • Using confidential third-party information only for the purpose for which it was provided TC Energy – Code of Business Ethics Policy 42 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Use and protection of TC Energy’s assets TC Energy assets that you have access to for the completion of your duties must be protected and only used for legitimate business purposes. You have an obligation to be a good steward of the assets that TC Energy provides to you in the course of your work and you must protect these assets from loss, theft, damage and misuse. Additionally, using Company facilities and/or equipment to work on your personal assets, for personal activities or to store personal assets is not allowed. Limited personal use of Company assets such as accessing Internet or printing is acceptable provided that it does not interfere with your job duties. TC Energy regularly monitors Company internet use, and individuals should not assume any right of privacy with respect to either their use of or data stored on TC Energy’s computer systems. Any misuse of Company assets or services, including inappropriate use of TC Energy’s computer equipment and systems, may lead to serious consequences including corrective disciplinary action up to and including termination. Ꝓ Acceptable Use Policy Ꝓ Corporate Security Policy QUESTION: I sometimes use my Company computer to access Facebook or Twitter during my lunch break and I post about my personal life. Is that allowed? ANSWER: Limited personal use of Company assets to access social media during a break is acceptable; however, you need to keep in mind that you are using a Company computer and accessing the Internet through a TC Energy IP address. Therefore, you must ensure that you do not post content that is inappropriate or could reflect poorly on TC Energy. The Company regularly monitors the use of its equipment and systems and you should not expect your personal use of TC Energy assets to be private. Any inappropriate or offensive use of Company assets by Personnel may result in disciplinary action. What is a Company asset? Company assets can include: • Equipment • Facilities • Furniture • Computers • Telephones • Supplies • Tools • Personal protective equipment • Corporate credit cards • Other resources What can Company assets NOT be used for? Company assets must not be used for: • Work on your personal assets or for personal activities • Engaging in hate-based activities • Downloading illegal material • Viewing pornography • Other inappropriate uses TC Energy – Code of Business Ethics Policy 43 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

QUESTION: I send my claims to TC Energy benefits providers and use my TC Energy address to receive trade publications, contact lenses and books for the book club that I started with my coworkers. Is that allowed? ANSWER: Personal shipments and mail must not be sent to your TC Energy address. Personal shipments include: • personal online purchases, such as electronics, clothing, footwear, hygiene/beauty products, food, contact lenses/glasses, book of the month/wine of the month or any other shipments for interest group meetings, including those created by and for Personnel • personal magazine and newspaper subscriptions, except for business correspondence, trade publications and vendor catalogues • gifts from friends and family, except for flower deliveries and gifts from Contractors, which must comply with all applicable TC Energy corporate policies As an exception to this rule, Personnel may send their claims to TC Energy benefits providers (e.g., Sun Life Financial and MetLife) or send personal mail with the appropriate postage affixed through Company mailrooms. QUESTION: I live in a very small condominium and keep my bike chained to an outside bike rack except for winters, when I store it in a paid facility. My co-worker told me about an empty shed in one of the Company’s field sites near my condo. Would it be acceptable for me to keep my bike in the Company’s shed for winter? ANSWER: Storing your bike in the Company’s shed for the winter is not acceptable. Storing personal property that is not required during work hours, such as motorized and nonmotorized vehicles, including but not limited to bicycles, motorcycles, RVs and boats, on the Company premises is generally prohibited. There are two exceptions: • subject to the site management’s approval, Personnel who commute to remote worksites to perform their job duties may park their personal vehicle used to reach the site on the Company premises for the duration of their work shift; and • parking spaces on the Company premises that are either designated or paid for by Personnel may be used to park a personal vehicle, subject to notices to vacate the parking space for seasonal cleaning, maintenance or repairs. TC Energy – Code of Business Ethics Policy 44 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Have a question? We’re here to help • Your responsibility and non-retaliation • Asking questions and reporting concerns TC Energy – Code of Business Ethics Policy 45 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Your responsibility Personnel must follow all applicable provisions and the spirit and intent of this corporate governance document and support others in doing so. Personnel must promptly report any suspected or actual violation of this corporate governance document through available channels so that TC Energy can investigate and address it appropriately. Personnel who violate this corporate governance document or knowingly permit others under their supervision to violate it, may be subject to appropriate corrective action, up to and including termination of employment or contract, as applicable, in accordance with the Company’s corporate governance documents, employment practices, contracts, collective bargaining agreements and processes. Interpretation and administration The Company has sole discretion to interpret, administer and apply this corporate governance document and to change it at any time to address new or changed legal requirements or business circumstances. Non-retaliation TC Energy supports and encourages Employees and Contractors to report suspected violations of corporate governance documents, applicable laws, regulations, and authorizations, as well as hazards, potential hazards, incidents involving health and safety or the environment, and near hits. Such reports can be made through available channels. TC Energy takes every report seriously and investigates it to identify facts and, when warranted, makes improvements to our corporate governance documents and practices. All Employees and Contractors making reports in good faith will be protected from retaliation, and all Employees and Contractors must report if they or someone they know is being or has been retaliated against for reporting. Good Faith Reporting will not protect Employees and Contractors who make intentionally false or malicious reports, or who seek to exempt their own negligence or willful misconduct by the act of making a report. TC Energy – Code of Business Ethics Policy 46 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Asking questions and reporting concerns You are required to report in a timely manner any actual or potential non-compliance with COBE, any other TC Energy policies, or any legal obligation, as it applies to you or the Company, so it can be appropriately investigated and addressed. You can do so with confidence that your confidentiality and identity will be protected to the greatest extent possible and that retaliation for good faith reporting is prohibited. Ethics Help Line Although TC Energy has various reporting resources available for Personnel to report a concern or to seek guidance, there may be times when you are not comfortable raising concerns through those resources. TC Energy’s Ethics Help Line is operated by an independent third- party service provider and reporting through the Ethics Help Line is confidential and may be done anonymously. Canada / U.S.: 1-888-920-2042 Mexico: 800-283-2783 (if calling from a cell phone) 0-800-283-2783 (if calling from a land line) TCEnergy.com/about/governance/code-of-business-ethics All calls to the Ethics Help Line are free of charge, and can be made in English, French, or Spanish 24 hours a day, seven days a week, 365 days a year. You may use the Ethics Help Line either to report any actual or suspected issues or to ask questions on topics such as: • Accounting irregularities • Alcohol and drug abuse • Conflicts of interest • Employee concerns • Employment practices • Engineering concerns • Environment concerns • Equitable treatment • Harassment • Safety • Theft and fraud • Workplace violence • Other improprieties If the issue raises an immediate threat to safety or security, you should contact Corporate Security, local police or other emergency services as appropriate. All reports are taken seriously Regardless of the means used to report, you can feel confident that the report will be taken seriously and that it will be investigated and addressed appropriately. If you are reporting anonymously through the Ethics Help Line, please make note of your key code for your case file as the investigator will only be able to contact you through your case file should they need to communicate with you for further information or clarification prior to initiating an investigation. Participation in investigations and audits Personnel, including directors and officers are required to participate in investigations and audits if, and as, requested. QUESTION: I suspect one of my colleagues has violated part of COBE, but I’m not sure my suspicions are correct. I’m concerned I’ll be labeled a tattle-tale (or worse) if I report it. What should I do? ANSWER: If you suspect misconduct, you should report it in a timely manner so it can be investigated. If it turns out not to be an issue, there will be no harm done. However, violations of the law or COBE that are not reported, cannot be addressed, and that can seriously undermine the Company. If that happens, we all suffer. If you report the issue, your confidentiality and identity will be protected and if any retaliation is found to occur, it will be taken very seriously. TC Energy – Code of Business Ethics Policy 47 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Glossary Advisory Relationship means a relationship where one provides advice, counsel, suggestions, recommendations, intelligence, guidance or any other similar types of information or opinion. Confidential Information means all TC Energy non-public information that may be of use to competitors or harmful to TC Energy or its customers, suppliers, or other stakeholders, if disclosed. It can include, but is in no way limited to, information regarding TC Energy’s business, operations, finances, strategies or business plans, projects, proposed mergers, acquisitions and divestitures, engineering designs and reports, legal proceedings, contracts, environmental reports, land, and lease information, technical and economic data, marketing information and field notes, sketches, photographs, electronic information assets (including emails, voicemails, SMS, and text messages), computer records or software, specifications, models, or other information which is or may be either applicable to or related in any way to the assets, business or affairs of TC Energy. Contingent Workforce Contractor (CWC) means an individual who: • is employed by a third party to work on behalf of TC Energy; • uses TC Energy’s assets (e.g., workstation, email, phone) and corporate services; • is compensated on an hourly or daily rate basis (Canada and the U.S.) and monthly (Mexico); and • works under the direction of a TC Energy leader. Contractor means a third party hired by TC Energy to perform services for or supply equipment, materials, or goods to the Company. Contractors include, without limitation, Contingent Workforce Contractors and Excluded Contractors. Employee means full-time, part-time, temporary and student employees of TC Energy. Excluded Contractor means a third party or individual employed by a third party who: • delivers services, equipment, materials, or goods to the Company using their own tools and assets (e.g., work station, laptop, email, phone, PPE, vehicle); • does not increase TC Energy corporate headcount and overhead costs; • does not use TC Energy’s assets and corporate services; and • directs their own work or receives direction from their employer. Family Relationship means relatedness or connection by blood, marriage or adoption and includes, but is not limited to: • a marriage/common law spouse; • parent and grandparent; • child and grandchild; • sibling; • aunt and uncle; • niece and nephew; • first cousin; and • any “step”, “common law”, or “in law” variations of the above relationships. Good Faith Reporting means an open, honest, fair and reasonable reporting without malice or ulterior motive. TC Energy – Code of Business Ethics Policy 48 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

Government Officials means any appointed, elected, or honorary official or any employee of a government, of a government owned or controlled company, or of a public or international organization. This definition encompasses officials in all branches and at all levels of government: federal, state/provincial or local. This definition also includes political parties and party officials and candidates for political office. Indigenous officials may also be considered Government Officials. A person does not cease to be a Government Official by claiming to act in a private capacity or by the fact that he/she serves without compensation. Examples of Government Officials relevant to TC Energy’s business include: • government ministers and their staff; • members of legislative bodies or other elected officials; • officials or employees of government departments ; • employees of regulatory agencies; • judges and judicial officials; • employees of state-owned oil companies, or other government-owned or controlled corporations; • customs, immigration, tax, and police personnel; • Indigenous government officials; and • employees of public international organizations, such as the United Nations or World Bank. Intimate Relationship means any romantic and/or dating and/or sexual relationship, including casual encounters. Personal Relationship means all Family Relationships and Intimate Relationships and any other personal relationship that is sufficiently close to create a real or perceived conflict of interest. Personnel means full-time, part-time and temporary Employees and Contingent Workforce Contractors of TC Energy. Record means Information, however recorded or stored, providing evidence of activities performed or considered, and/or decisions made pursuant to legal obligations or in a transaction of Company Business. TC Energy or the Company means TC Energy Corporation and its wholly-owned subsidiaries and/or operated entities. TC Energy – Code of Business Ethics Policy 49 Home Table of contents Living our values Ethical business conduct Communication Assets and information Have a question? We’re here to help

July 2022 Making the right choices – doing the right thing .